Exhibit 1.06

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Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Scot McLeod CDC Software (770) 351-9600 Scotmcleod@cdcsoftware.com

CDC Games Clarifies Position Regarding Recent U.S. Legislation

CDC Games Not Affected by Pending U.S. Law Outlawing Internet Gambling

[Beijing, Oct. 5, 2006] — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA — News), today announced it is emphasizing its position as one of the largest providers of online and mobile games, without any gambling assets, in China, as a clarification to recent U.S. legislation which effectively outlaws Internet gambling in the U.S.

The U.S. Congress passed on Sept. 30, 2006, the Unlawful Internet Gambling Enforcement Act 2006, which is expected to be signed into law by President George W. Bush. Internet gambling is already illegal in China.

“To eliminate any potential confusion that may be caused by this recent U.S. legislation, we want to make it very clear that this will not affect our successful online and mobile games business in China nor our partnerships with leading gaming companies in the U.S. or overseas,” said Xiaowei Chen, Ph.D., CEO of CDC Games. “We do not provide or promote any online gambling assets and all of our online games are currently marketed only in China. The focus of our business is to provide the market with the virtual world of online role-playing games, played for fun, education and entertainment, not gambling.”

CDC Games has quickly become a leader in online and mobile games in China and is expecting strong growth due to the huge popularity of games in that country. CDC Games already has established a strong foundation of loyal gamers with Yulgang, the company’s current blockbuster online game in China. In Q2 of 2006, CDC Games reported registered players of Yulgang exceeding 30 million, and peak concurrent players exceeding 348,000. With Yulgang, CDC Games pioneered the Free-to-Play, Pay-for-Merchandise model for online games in China. Most recently, CDC Games announced an exclusive distribution license in China with Turbine, Inc. for the online game, The Lord of the Rings Online™: Shadows of Angmar™, the official online game based on the original literary works of J.R.R. Tolkien. The company plans to launch this game in China in 2007. CDC Games also has licensed two additional, widely popular games in the Asian markets, “Special Force” and “Stone Age 2”. Both of these games are also planned for launch in China in 2007.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation (NASDAQ: CHINA). CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered players.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements with respect to the effect of recent U.S. legislation affection online gambling. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: expected strong growth due to the huge popularity of games in China, the popularity of The Lord of the Rings, Special Force and Stone Age II in China, the ability of CDC Games to leverage the infrastructure and foundation of gamers in China, the ability of CDC Games to launch and operate The Lord of the Rings, Special Force and Stone Age II in 2007, Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

“The Lord of the Rings Online,” “Shadows of Angmar,” “Middle-earth,” “The Lord of the Rings,” and the names of the characters, events, items and places therein are trademarks or registered trademarks of The Saul Zaentz Company d/b/a Tolkien Enterprises under license to Turbine, Inc. Turbine and the Turbine logo are trademarks or registered trademarks of Turbine, Inc. in the United States and/or other jurisdictions. All other trademarks are the property of their respective owners.